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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
     (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                                (Amendment No. 2)

                             HILITE INDUSTRIES, INC.
                                (NAME OF ISSUER)

       HILITE INDUSTRIES, INC.                           SAMUEL M. BERRY
        HILITE HOLDINGS, LLC                              CHRIS A. CURTO
        HILITE MERGECO, INC.                             ARTHUR D. JOHNSON
    JAMES E. LINEBERGER, JR. TRUST                        RONALD E. REINKE
     GEOFFREY S. LINEBERGER TRUST                         DONALD M. MAHER
    CHRISTOPHER LINEBERGER TRUST                           WILLIE VERCHER
THE BRADY FAMILY LIMITED PARTNERSHIP              DR. KRISHNAMURTHY SUNDARARAJAN

                      (NAME OF PERSON(S) FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   431353 10 1
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 Samuel M. Berry
                      President and Chief Operating Officer
                             Hilite Industries, Inc.
                                1671 S. Broadway
                             Carrollton, Texas 75006
                                 (972) 242-2116

       (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                 With Copies to:

     Edward R. Mandell, Esq.                         Christopher M. Kelly, Esq.
     Jordan A. Horvath, Esq.                           Patrick J. Leddy, Esq.
 Parker Chapin Flattau & Klimpl, LLP                  Jones, Day, Reavis & Pogue
     1211 Avenue of the Americas                        901 Lakeside Avenue
     New York, New York 10036                          Cleveland, Ohio 44114
          (212) 704-6000                                  (216) 586-3939

This statement is filed in connection with (check the appropriate box):
a.    [ ]  The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.    [ ]  The filing of a registration statement under the
           Securities Act of 1933.

c.    [X]  A tender offer.


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d.    [ ]  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
           TRANSACTION VALUATION*                AMOUNT OF FILING FEE
              $71,537,850                                $14,308
--------------------------------------------------------------------------------

*For purposes of calculating fee only. This transaction applies to an aggregate of 5,020,000 shares (sum of (i) 4,900,000 outstanding shares of common stock of Hilite Industries, Inc. and (ii) 120,200 outstanding options to purchase shares of common stock of Hilite Industries, Inc.).

Except as otherwise noted, the per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 is $14.25 per unit.

The proposed maximum aggregate value of transaction is $71,537,850.

The total fee is $14,308 paid by wire transfer on April 30, 1999 to the designated lockbox depository maintained by the Commission at Mellon Bank. The amount of the filing fee, calculated in accordance with Rule 0-11 promulgated under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the Common Stock to be acquired.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $14,308

Form or Registration No.: Schedule 13E-4

Filing Party: Hilite Industries, Inc.

Date Filed: May 3, 1999

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                                  INTRODUCTION

     This Amendment No. 2 to the Rule 13e-3 Transaction Statement (the "Statement") on Schedule 13E-3 (the "Schedule 13E-3") is being filed by Hilite Industries, Inc., a Delaware corporation (the "Company"), Hilite Holdings, LLC, a Delaware limited liability company, Hilite Mergeco, Inc., a Delaware corporation, the James E. Lineberger, Jr. Trust, the Geoffry S. Lineberger Trust, the Christopher Lineberger Trust, The Brady Family Limited Partnership, Samuel M. Berry, Chris A. Curto, Arthur D. Johnson, Ronald E. Reinke, Donald M. Maher, Willie Vercher and Dr. Krishnamurthy Sundararajan, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder in connection with the tender offer by the Company for all the issued and outstanding shares of its common stock, $0.01 par value per share (the "Shares"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 3, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Offer"), copies of which were attached to the Statement as Exhibits (d)(1) and (d)(2), respectively. The Statement was initially filed with the Securities and Exchange Commission on May 3, 1999 and Amendment No. 1 to the Statement ("Amendment No. 1") was filed with the Securities and Exchange Commission on May 20, 1999.

     Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Offer to Purchase and the Statement.

ITEM 2.  IDENTITY AND BACKGROUND.

         Item 2(a)-(d) and (g) is being amended and supplemented by the following:

         The information set forth in the Offer to Purchase under "THE TENDER OFFER -- Section 15. Certain Information Concerning Buyer and Merger Subsidiary" is hereby amended as follows:

                  The section heading is hereby amended to "THE TENDER OFFER --
         Section 15. Certain Information Concerning CK&Co., Buyer and Merger Subsidiary".

                  The information set forth in the first paragraph on page 44 under "THE TENDER OFFER -- Section 15. Certain Information Concerning CK&Co., Buyer and Merger Subsidiary" is hereby amended and restated as follows:

                           "Neither CK&Co., Buyer nor Merger Subsidiary had any
                  relationship with the Company prior to the commencement of the discussions that led to the execution of the Merger Agreement. None of CK&Co., Buyer and Merger Subsidiary believe that it is an "affiliate" of the Company within the meaning of Rule 13e-3 under the Exchange Act."

ITEM 4.  TERMS OF THE TRANSACTION

         Item 4(a) is hereby amended and supplemented by the following:

         The parties acknowledge that the condition to the Offer set forth in clause (iv) of "THE TENDER OFFER -- Section 12. Certain Conditions to the Offer" of the Offer to Purchase will be satisfied or waived by the Company, Buyer and Merger Subsidiary on or before the Expiration Date.

         The parties acknowledge that the condition to the Offer set forth in clause (vii) of "THE TENDER OFFER -- Section 12. Certain Conditions to the Offer" of the Offer to Purchase has been waived by the Company, Buyer and Merger Subsidiary.

ITEM 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

         Item 7(b) is hereby amended and supplemented by the following:

         The following two paragraphs added by Amendment No. 1 after the first full paragraph on page 8 of the Offer to Purchase under "SPECIAL FACTORS -- Recommendation of the Disinterested Directors and the Board; Fairness of the Transactions" are hereby amended and restated to read in their entirety as follows:

                  "The Board and the Disinterested Directors determined that it was not necessary to appoint a committee of independent directors or an


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         unaffiliated representative to act solely on behalf of the unaffiliated stockholders of the Company for the purpose of negotiating the terms of the Merger Agreement. In making such determination, the Board and the Disinterested Directors carefully considered the fact that proposals to acquire the Company were solicited on behalf of the Company prior to any consideration of whether any stockholders would retain an equity interest in the Surviving Corporation, and noted that the Disinterested Directors are not employed by the Company and will have no financial interest in the Company following consummation of the Merger. The Disinterested Directors were given an opportunity to separately meet with Bowles Hollowell and legal counsel and evaluate the fairness of the Transactions to unaffiliated stockholders. Thereafter, all of the Directors, including the Disinterested Directors, voted to approve the Transactions. All of the Directors, including the Disinterested Directors, and each of the Continuing Stockholders, Buyer and Merger Subsidiary, believe that the Transactions are and were approved in a manner that was procedurally fair to unaffiliated stockholders.

                  In connection with its deliberations, the Board did not consider, and did not request that Bowles Hollowell evaluate the Company's liquidation value. The Board did not view the Company's liquidation value to be a relevant measure of valuation, given that the Offer Price significantly exceeded the book value per Share of the Company, and it was the Board's view that the Company is more valuable as a going concern than its net book value per Share. However, there can be no assurance that the liquidation value would not produce a higher valuation of the Company than its value as a going concern."

ITEM 8.  FAIRNESS OF THE TRANSACTION.

         Item 8(a)-(e) is hereby amended and supplemented to incorporate by reference the amendment to Item 7(b) set forth above.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

         Item 9(a)-(c) is hereby amended and supplemented to incorporate by reference the amendment to Item 7(b) set forth above.

ITEM 10. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

         Item 10(a) is hereby amended and restated as follows:

                  The information set forth in the Offer to Purchase under "INTRODUCTION" and "SPECIAL FACTORS -- Beneficial Ownership of Common Stock" is incorporated herein by reference. Pursuant to the Stockholders Agreement, dated as of April 26, 1999, among Buyer, Merger Subsidiary and certain stockholders of the Company listed on Schedule A to that agreement (the "Continuing Stockholders"), Buyer and Merger Subsidiary may be construed as being the beneficial owners of 3,802,650 Shares. Such Shares constitute 75.7% of the outstanding Shares. Buyer and Merger Subsidiary filed statements on Schedule 13D relating to such beneficial ownership on May 7,1999 and Buyer, Merger Subsidiary and the Continuing Stockholders filed an amendment to the statement on Schedule 13D relating to such beneficial ownership on May 20, 1999. CK&Co. does not beneficially own any Shares of the Company.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

         Item 12(a)-(b) is hereby amended and supplemented to incorporate by reference the amendment to Item 7(b) set forth above.


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After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 27, 1999


                                       HILITE INDUSTRIES, INC.

                                         /s/ Samuel M. Berry
                                       -----------------------------------------
                                       By: Samuel M. Berry
                                           President and Chief Operating Officer



                                       HILITE HOLDINGS, LLC

                                         /s/ Joseph W. Carreras
                                       -----------------------------------------
                                       By: Joseph W. Carreras
                                           President



                                       HILITE MERGECO, INC.

                                         /s/ Joseph W. Carreras
                                       -----------------------------------------
                                       By: Joseph W. Carreras
                                           President



                                       JAMES E. LINEBERGER, JR., TRUST

                                         /s/ James E. Lineberger, Jr.
                                       -----------------------------------------
                                       By: James E. Lineberger, Jr.
                                           Trustee



                                       GEOFFRY S. LINEBERGER TRUST

                                         /s/ James E. Lineberger, Jr.
                                       -----------------------------------------
                                       By: James E. Lineberger, Jr.
                                           Trustee



                                       CHRISTOPHER LINEBERGER TRUST

                                         /s/ James E. Lineberger, Jr.
                                       -----------------------------------------
                                       By: James E. Lineberger, Jr.
                                           Trustee


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                                       THE BRADY FAMILY LIMITED
                                       PARTNERSHIP

                                         /s/ Daniel W. Brady
                                       -----------------------------------------
                                       By: Daniel W. Brady
                                           General Partner


                                       /s/ Samuel M. Berry
                                       -----------------------------------------
                                       Samuel M. Berry


                                       /s/ Chris A. Curto
                                       -----------------------------------------
                                       Chris A. Curto


                                       /s/ Arthur D. Johnson
                                       -----------------------------------------
                                       Arthur D. Johnson


                                       /s/ Ronald E. Reinke
                                       -----------------------------------------
                                       Ronald E. Reinke


                                       /s/ Donald M. Maher
                                       -----------------------------------------
                                       Donald M. Maher


                                       /s/ Willie Vercher
                                       -----------------------------------------
                                       Willie Vercher


                                       /s/ Dr. Krishnamurthy Sundararajan
                                       -----------------------------------------
                                       Dr. Krishnamurthy Sundararajan